Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

July 31, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
8.75% per annum Contingent Coupon Autocallable Reverse Convertible Securities due October 31, 2018	July 26, 2017	F422
Buffered Accelerated Return Equity Securities due August 30, 2018	July 26, 2017	K846
Buffered Accelerated Return Equity Securities due July 31, 2019	July 26, 2017	K847
Digital Buffered Notes due January 29, 2021	July 26, 2017	K849
Buffered Accelerated Return Equity Securities due January 31, 2022	July 26, 2017	K854
Digital Buffered Notes due October 30, 2018	July 25, 2017	K865
Buffered Return Equity Securities due July 30, 2021	July 25, 2017	K866
Accelerated Barrier Notes due July 29, 2022	July 26, 2017	T1051
Autocallable Securities due July 31, 2019	July 26, 2017	T1055
Absolute Return Digital Barrier Securities due July 29, 2022	July 26, 2017	T1056

Capped Trigger GEARS	July 26, 2017	T1061
Capped Trigger GEARS	July 26, 2017	T1062
Autocallable Securities due July 31, 2020	July 26, 2017	T1065
6.50% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2019	July 26, 2017	U2149
7.00% per annum Contingent Coupon Autocallable Yield Notes due October 31, 2018	July 26, 2017	U2150
5.25% per annum Contingent Coupon Callable Yield Notes due July 29, 2022	July 26, 2017	U2153
9.00% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2020	July 26, 2017	U2161
6.10% per annum Callable Contingent Coupon Buffered Securities due July 29, 2022	July 26, 2017	U2167
10% per annum Contingent Coupon Autocallable Yield Notes due July 31, 2020	July 26, 2017	U2170

7.75% per annum Contingent Coupon Callable Yield Notes due July 30, 2027	July 26, 2017	U2180
6.50% per annum Contingent Coupon Callable Yield Notes due July 31, 2024	July 26, 2017	U2184
Trigger Callable Contingent Yield Notes (daily coupon observation)	July 21, 2017	U2195
7.45% per annum Contingent Coupon Autocallable Yield Notes due January 31, 2019	July 25, 2017	U2196
6.60% per annum Contingent Coupon Callable Yield Notes due July 31, 2020	July 26, 2017	U2197
8.60% per annum Contingent Coupon Callable Yield Notes due July 31, 2020	July 26, 2017	U2198
Trigger Callable Contingent Yield Notes (daily coupon observation)	July 21, 2017	U2199
Trigger Callable Contingent Yield Notes (daily coupon observation)	July 28, 2017	U2201/A
10.60% per annum Contingent Coupon Callable Yield Notes due July 31, 2019	July 26, 2017	U2211
Trigger Autocallable Contingent Yield Notes	July 28, 2017	U2213

Trigger Autocallable Contingent Yield Notes	July 28, 2017	U2217